SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ____________________________

                                   Schedule TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          ____________________________

                           Delta and Pine Land Company
                       (Name of Subject Company (Issuer))
                          ____________________________

                      Delta and Pine Land Company (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                             Common Stock: 247357106
                      (CUSIP Number of Class of Securities)
                          ____________________________

                                  R. D. Greene
           Vice President - Finance, Treasurer and Assistant Secretary
                           Delta and Pine Land Company
                                 One Cotton Row
                            Scott, Mississippi 38772
                            Telephone: (662) 742-4000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                          ____________________________

                                    Copy to:
                                 Sam D. Chafetz
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         165 Madison Avenue, Suite 2000
                                Memphis, TN 38103
                            Telephone: (901) 526-2000
                          ____________________________

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $50,000,000                                         $5,885

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,739,130 shares of common stock, par value $0.10 per share are purchased at the maximum possible tender offer price of $28.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $15,000     Filing Party: Delta and Pine Land Company
   Form or Registration No.: Form S-8  Date Filed: March 28, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|





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

     This Tender Offer Statement on Schedule TO relates to the tender offer by Delta and Pine Land Company, a Delaware corporation ("D&PL" or the "Company"), to purchase for cash up to 1,739,130 shares, of its common stock, par value $0.10 per share at a price not more than $28.75 nor less than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 20, 2005 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i)(A) and (a)(i)(B) respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) Name and Address. The name of the issuer is Delta and Pine Land Company. The address of the principal executive offices of D&PL is One Cotton Row, Scott, Mississippi 38772. The telephone number of the principal executive offices of D&PL is
                  (662) 742-4000.

         (b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

         (c)      Trading Market and Price. The information set forth in Section
                  8  of  the  Offer  to  Purchase   ("Price   Range  of  Shares;
                  Dividends") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     D&PL is the filing person. D&PL's business address and business telephone number are set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

                  - Summary Term Sheet;

                  - Introduction;

                  - Section 1 ("Number of Shares; Proration");

                  - Section 2 ("Purpose of the Tender Offer");

                  - Section 3 ("Procedures for Tendering Shares");

                  - Section 4 ("Withdrawal Rights");

                  - Section 5  ("Purchase  of Shares  and  Payment  of  Purchase
                    Price");

                  - Section 6 ("Conditional Tender of Shares");

                  - Section 7 ("Conditions of the Tender Offer");

                  - Section 9 ("Source and Amount of Funds");

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

                  - Section 11 ("Interests of Directors and Executive  Officers;
                    Transactions and Arrangements Concerning Shares");

                  - Section 14 ("U.S. Federal Income Tax Consequences"); and

                  - Section 15  ("Extension  of the Tender  Offer;  Termination;
                    Amendment").

         (b) Purchases. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) Purposes. The information set forth in the Summary Term Sheet and Section 2 ("Purpose of the Tender Offer") is incorporated herein by reference.

         (b)      Use of  Securities  Acquired.  The  information  set  forth in
                  Section 2 ("Purpose of the Tender Offer") is incorporated herein by reference.

         (c)      Plans. Not Applicable.

Item 7.  Source and Amount of Funds and Other Consideration.

     The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

     The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

     The information set forth in Section 16 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

Item 10.  Financial Statements.

     Not Applicable.

Item 11.  Additional Information

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase ("Certain Information Regarding D&PL"), Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") and Section 13 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.


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

         (b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
                  (a)(i)(A) and (a)(i)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

         (a)(1)(A)         Offer to Purchase, dated April 20, 2005

         (a)(1)(B)         Letter  of  Transmittal   (including  Guidelines  for
                           Certification of Taxpayer Identification Number on Substitute Form W-9)

         (a)(1)(C)         Notice of Guaranteed Delivery

         (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 20,2005

         (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 20,2005

         (a)(1)(F) Letter to Participants in the Delta and Pine Land Company Savings Plan, dated April 20, 2005

         (a)(2)-(a)(4)     Not applicable

         (a)(5)(A) Letter to Stockholders from the President and Chief Executive Officer, dated April 20, 2005

         (a)(5)(B)         Press Release dated April 20, 2005

         (a)(5)(C) Summary Advertisement Published in the Wall Street Journal on April 20, 2005

         (b)               Not applicable

         (d)(1) 1993 Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-61568, filed June 29, 1993)

         (d)(2) Amended and Restated Delta and Pine Land Company 1995 Long-Term Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2003 and filed November 26, 2003)

         (d)(3) 2005 Omnibus Stock Plan (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-123621, filed March 28, 2005)

         (g)               Not applicable

         (h)               Not applicable

Item 13. Information Required by Schedule 13E-3.

     Not applicable.



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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DELTA AND PINE LAND COMPANY


                                      By:  /s/ R. D. Greene
                                         -------------------------------------
                                      Name:  R. D. Greene
                                      Title: Vice President - Finance, Treasurer
                                             and Assistant Secretary

Dated: April 20, 2005








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


                                  EXHIBIT INDEX

         Exhibit Number    Description
         --------------    -----------

         (a)(1)(A)         Offer to Purchase, dated April 20, 2005

         (a)(1)(B)         Letter  of  Transmittal   (including  Guidelines  for
                           Certification of Taxpayer Identification Number on Substitute Form W-9)

         (a)(1)(C)         Notice of Guaranteed Delivery

         (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 20,2005

         (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 20,2005

         (a)(1)(F) Letter to Participants in the Delta and Pine Land Company Savings Plan, dated April 20, 2005

         (a)(2)-(a)(4)     Not applicable

         (a)(5)(A) Letter to Stockholders from the President and Chief Executive Officer, dated April 20, 2005

         (a)(5)(B)         Press Release dated April 20, 2005

         (a)(5)(C) Summary Advertisement Published in the Wall Street Journal on April 20, 2005

         (b)               Not applicable

         (d)(1) 1993 Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-61568, filed June 29, 1993)

         (d)(2) Amended and Restated Delta and Pine Land Company 1995 Long-Term Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2003 and filed November 26, 2003)

         (d)(3) 2005 Omnibus Stock Plan (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 333-123621, filed March 28, 2005)

         (g)               Not applicable

         (h)               Not applicable



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